SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 08, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        9 December 2009
Number        23/09

SALE OF RAVENSTHORPE NICKEL OPERATION, WESTERN AUSTRALIA

BHP Billiton is pleased to announce it has signed an agreement to sell the Ravensthorpe Nickel Operation to First Quantum Minerals Australia Pty Ltd, a wholly owned subsidiary of First Quantum Minerals Ltd (“First Quantum”) for US$340 million. It is expected the sale will be finalised during the first quarter of 2010 calendar year.

The sale is subject to relevant approvals from the Australian Foreign Investment Review Board and the West Australian Minister for Mines and Petroleum.

First Quantum is listed on the Toronto Stock Exchange in Canada and the London Stock Exchange in the United Kingdom. The company intends to undertake further review work with a view to recommencing operations at Ravensthorpe. In addition to the purchase price, First Quantum’s proposal was compelling having regard to their financial and operational capability, and their offer’s minimal conditionality and immediate acceptability.

BHP Billiton’s Acting President of Stainless Steel Materials, Gerard Bond, said the result was an outstanding outcome for all parties, including the local communities.

"We are delighted that BHP Billiton and First Quantum have reached this agreement. This reflects the culmination of a thorough and exhaustive study into a range of future options for Ravensthorpe, which has delivered a positive outcome for BHP Billiton, First Quantum and the local communities of Hopetoun and Ravensthorpe.

"We will work with the new owners of Ravensthorpe to ensure an effective handover of the operation in the coming months. We wish First Quantum every success with this new chapter for Ravensthorpe”, said Gerard Bond.

BHP Billiton will reverse previously recognised pre-tax impairment charges from 30 June 2009 of an estimated US$630 million (US$441 million post tax) for the half year ended 31 December 2009. This will be reported as an exceptional item.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : December 08, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary